EXHIBIT 1.02
Conflict Minerals Report
Spire Corporation
For the Year Ended December 31, 2013

This Conflict Minerals Report (“Report”) of Spire Corporation (“Spire”, the “Company” or “we”) for the year ended December 31, 2013, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”).

A copy of this Report is publicly available on our website at http://phx.corporate-ir.net/phoenix.zhtml?c=76421&p=irol-irhome. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Company Overview

Spire develops, manufactures and markets capital equipment and services for the solar photovoltaic industry, including turn-key solutions and individual pieces of manufacturing equipment and full turn-key lines for cell and module production and testing. Our individual manufacturing equipment products and our SPI-LineTM integrated turn-key cell and module production lines can be scaled, customized, and automated with high throughput. These machines are designed to meet the needs of a broad customer base ranging from manufacturers relying on mostly manual processes, to some of the largest photovoltaic manufacturing companies in the world incorporating advanced automation processes.

In the biomedical area, through our variable interest entity, N2 Biomedical, LLC ("N2 Bio"), the Company provides value-added surface treatments to manufacturers of orthopedic and other medical devices that enhance the durability, antimicrobial characteristics or other material characteristics of their products; and performs sponsored research programs into practical applications of advanced biomedical technologies.

The Company does not engage in the actual mining of tin, tantalum, tungsten or gold (the “Conflict Minerals”), does not make purchases of raw ore or unrefined Conflict Minerals from mines, and is many steps removed in the supply chain from the mining and refining of the Conflict Minerals contained in its products. We purchase the materials used in our products from a large network of suppliers, who may contribute necessary Conflict Minerals to our products.

Due Diligence

Spire analyzed its products to determine whether any Conflict Minerals contained in its products were necessary to the functionality or production of such products. The Company then engaged in the process of ascertaining whether any elements of its supply chain incorporated any amount of Conflict Minerals into the products that Spire procured from them. To this end, Spire identified a list of its vendors that supply Spire with products that have the potential for containing at least one of the Conflict Minerals: tin, tantalum, tungsten, or gold. From that list of identified vendors, Spire contacted each one to make certain inquiries about their products, and what metals their products contained. Based on the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas (Second Edition OECD 2013) and the due diligence framework published by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), including the template developed jointly by the EICC-GeSI, such inquiries were made via a detailed questionnaire that requested information from the applicable vendor asking that they confirm whether any Conflict Minerals were used during the generation of the product in question, identifying the mineral(s) if any, and identifying, to the extent known, the country of origin and name of the smelter or refiner of such mineral(s). In addition, Spire invited additional clarifying input from its vendors, in the event that such vendor encountered difficulty in providing answers to Spire at that time.

The vendors submitted their responses either in an electronic, facsimile, or hardcopy mailed format. Spire collected, reviewed, and analyzed the responses in order to make a reasonable determination as to whether or not any of its vendors incorporated any amount of conflict minerals into the products that Spire procured from it. During the process, many of the responses indicated that, to the best of their respective knowledge, zero minerals considered to be Conflict Minerals exist in the respective vendor’s processes or materials that are supplied to Spire. Some responses indicated that their own due diligence process for this effort was still being established, and accordingly they were unable to supply definitive answers at that time. Other vendors could only answer for the materials that they directly use, but were unable to confirm the use of materials in their own supply chain. Additionally, some vendors indicated that either they or their respective supply chain do not divulge such information. After careful review of all responses and taking into account that not all vendors were able to supply definitive answers, Spire has not been able to determine with specificity the source of the Conflict Minerals used in its products.

In accordance with its policy on responsible supply chain sourcing of Conflict Minerals, Spire will continue to make reasonable efforts to ascertain whether its products and processes incorporate any Conflict Minerals. Such efforts are expected to include making annual Conflict Minerals inquiries of Spire’s applicable supply chain. To the extent that any of its vendors have been unable to make a definitive determination of the presence of necessary Conflict Minerals in the materials supplied to the Company due to their incomplete due diligence, Spire will renew inquiries with such vendors to ascertain whether their further due diligence has yielded definitive information.

Spire’s success in making determinations about the potential presence of necessary Conflict Minerals in its products depends upon various factors including, but not limited to, the respective due diligence efforts of the individual vendors as well as their own supply chain, the willingness of any non-public vendors to disclose such information to Spire, and the ability of the involved entities in making their determinations in accordance with nationally recognized standards. The failure to successfully obtain applicable information from any level of Spire’s supply chain could have a material impact on Spire’s ability to report on the presence of conflict minerals with any degree of certainty. There can be no assurance that Spire’s individual non-public vendors will collect the requested information with sufficient certainty and in an appropriate time frame to allow Spire to make its own reasonable determination.

This Report has not been subject to an independent private sector audit in accordance with the SEC Statement and as otherwise allowed under Rule 13p-1 and the instructions to Form SD.

Products

The following products were identified during this reporting period as products that may contain Conflict Minerals necessary to the functionality or production of products manufactured, or contracted to manufacture, by Spire: Turnkey photovoltaic module lines.

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